U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-1492617

☐Form 10-K	☐Form 20-F	☐Form 11-K	☒Form 10-Q	☐Form 10-D	☐Form N-SAR	☐ Form N-CSR

For period ended: March 31, 2022

☐ Transition Report on Form 10-K

☐Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐Transition Report on Form 10-Q

☐Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Rayont Inc.

Full Name of Registrant

N/A

Former Name if Applicable:

228 Hamilton Avenue, 3rd Floor

Address of Principal Executive Office (Street and Number):

Palo Alto, CA 94301

City, State and Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

Rayont Inc. (the “Registrant”) is unable to timely file its Quarterly Report on Form 10-Q for the period ended March 31, 2022 without unreasonable effort and expense. The Registrant has encountered a delay in assembling and finalizing the financial information for the period ended March 31, 2022. Certain of data generated by third parties were delayed. Accordingly, the timely filing of the Form 10-Q has become impracticable without undue hardship and expense to the Registrant. The Company undertakes the responsibility to file such report on or before May 23, 2022.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

William B. Barnett	818	599-1299
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues for the quarter ended March 31, 2022 are expected to be approximately twenty percent less than the previous quarter due to the closing of two of the Registrant’s subsidiary operations during the third quarter.

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RAYONT INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 17, 2022	By:	/s/ Marshini Moodley, CEO
Marshini Moodley, CEO

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